Exhibit 3.4(a)

CERTIFICATE OF AMENDMENT

TO THE BYLAWS OF

MAXIM INTEGRATED PRODUCTS, INC.

I, Carl W. Jasper, Secretary of Maxim Integrated Products, Inc., a Delaware corporation (the "Company"), hereby certify that Article IV, Section 15 of the Bylaws of the Company was amended by resolution of the Company's Board of Directors by Action by Unanimous Written Consent effective December 21, 2006, to read in its entirety as follows:

"Article IV

Directors

Section 15 Number and Term of Office.

The number of Directors that shall constitute the whole of the Board of Directors shall be six (6). The number of authorized Directors may be modified from time to time by amendment of this Bylaw in accordance with the provisions of Section 43 hereof. Except as provided in Section 17, the Directors shall be elected by the stockholders at their annual meeting in each year and shall hold office until the next annual meeting and until their successors shall be duly elected and qualified, or until their death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws."

Executed effective as of December 21, 2006.

/s/ Carl W. Jasper Carl W. Jasper Secretary